Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,					Year to date Ended June 30,
(in thousands)	2006	2007	2008	2009	2010	2011
Fixed Charges Computation
Interest expensed and capitalized (1)	$35,119	$29,671	$23,205	$34,459	$56,344	$96,291
Amortized premiums, discounts, and capitalized expenses related to indebtedness	2,843	9,075	8,747	13,459	16,027	17,111
Reasonable approximation of interest within rental expense	3,092	3,440	3,499	3,919	4,177	2,852

Total Fixed Charges and Preferred Equity Dividends	$41,054	$42,186	$35,451	$51,837	$76,548	$116,254

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$137,816	$55,479	$(167,848)	$(518,269)	$(99,344)	$(182,244)
Plus
Fixed charges	41,054	42,186	35,451	51,837	76,548	116,254
Minus
Interest capitalized	1,027	784	894	1,396	441	54

Total Earnings	$177,843	$96,881	$(133,291)	$(467,828)	$(23,237)	$(66,044)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.33	2.30	N/A *	N/A *	N/A *	N/A *

*	Total earnings for these periods were less than zero dollars. The deficiency of earnings to fixed charges for the years ended September 30, 2008, 2009, 2010 and for the nine months ended June 30, 2011 were $168.7 million, $519.7 million, $99.8 million, and $182.3 million respectively.
(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.